Mail Stop 3561

February 7, 2007

By Facsimile and U.S. Mail

Mr. Bradley E. Sparks
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington   98101

> **Re: Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed January 16, 2007**
> **File No. 0-30262**

Dear Mr. Sparks:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Description of Business

2.   Your disclosure regarding the nature of your business is too general and can be confusing to an investor. For instance, you disclose in the last paragraph on page 4 that plans for the future will depend on the availability of financing which will be required to enable

you to develop your "technology." Based on your previous unsuccessful attempts to either acquire a business or conduct research activities with other businesses, perhaps digital color technology is the principal technology you are making reference to. Please tell us and revise your disclosure to clarify and discuss "what specific technology" you are referring to so that an investor can better understand the current direction of all of your research and development efforts and your future business activities.

Item 6. Management's Discussion and Analysis or Plan of Operations

3.   Please disclose any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 303(c) of Regulation S-B.

Liquidity and Capital Resources, page 9

4.   According to your disclosure, you incurred $452,009 in research and development fees during the year ended September 30, 2006 as noted in footnote (v). Please explain to us and revise your disclosure to describe the specific nature of the research being performed, the type of product or process being developed and the amount you expect or anticipated spending in future periods to achieve the desired results. Tell us and disclose which independent contractor you funds were paid and the amount.

Plan of Operation, page 10

5.   We note your disclosure that you have not had any operations or any revenues since your inception in 1998, and that you remain in the development stage. However, we you're your disclosure that you expect to have a product available for demonstration with the next six months. Please tell us and revise your disclosure to clarify the type of product you expect to have developed. Please also revise your disclosure and provide investors some direction as to when you believe you may be commencing operations. See Item 303(a) of Regulation S-B.

Item 7. Financial Statements

Notes to Financial Statements

Note 7. Significant Transactions with Related Parties, page 32

6.   You disclose in Other Compensation under Item 10 the consulting fees are paid to your directors. Please revise your note disclosure to identify the nature and type of consulting services rendered by each director and the amount of fees paid for each period presented.

Item 8A. Controls and Procedures, page 11

(a)   Evaluation of Disclosure Controls and Procedures

7.   We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were adequate and effective to ensure that material information relating to it would be made known to it by others. Please revise your disclosure to state whether your disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed in reports that you file under the Exchange Act is recorded, processed, summarized and reported as when required. See Exchange Act Rule 13a-15(e).

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3725, if you have questions regarding our comments on the financial statements and any other related matters.

Sincerely,

Michael Moran
Accounting Branch Chief